Exhibit (a)(18)

Transcript of Perrigo Conference Call, October 22, 2015

Q3 2015 Earnings Call

Company Participants

Arthur J. Shannon
Joseph C. Papa
Judy L. Brown

Other Participants
Marc Goodman
Randall Stanicky
Louise Chen
Elliot Wilbur
Gregg Gilbert
Jason Gerberry
David Steinberg
Tim Chiang
Sumant Kulkarni
Linda Bolton Weiser
Ariel Herman

MANAGEMENT DISCUSSION SECTION

Operator

Good morning. My name is Rachael, and I will be your conference operator today. At this time I would like to welcome everyone to the Perrigo's Calendar 2015 Third Quarter Earnings Results Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks there will be a question-and-answer session. [Operator Instructions]. Thank you.

Mr. Art Shannon, VP of Investor Relations. You may begin your conference.

Arthur J. Shannon

Thank you, Rachael and welcome to Perrigo's third Quarter Earnings Call. And light for all the news and to give an additional time for Q&A, I would like to note that this call will be extended to 90 minutes.

A copy of the earnings release and our release announcing a number of actions to accelerate shareholder value which we issued earlier this morning are available on our website at perrigo.com. Also on the website is a slide presentation for the call.

Before we proceed, I'd like to remind everyone that during the process of this call, management will make certain forward-looking statements. Please refer to the important information for investors and shareholders and Safe Harbor language regarding these statements in our press releases issued earlier this morning.

In addition, the presentation contains the non-GAAP measures. The reconciliation of those measures to most comparable GAAP measures is included at the end of the slide presentation the copy of which is available on our
This communication does not constitute an offer to buy the solicitation of an offer to selling the securities in response to the exchange offer commenced by Mylan, Perrigo has filed a solicitation recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission. Security holders are urged to read the solicitation recommendation statement and other relevant materials if and when they become available because they will contain important information.

The solicitation recommendation statement and other SEC filings made by Perrigo may be obtained when available without charge at the SEC's website at SEC.Gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com.

And now, I'd like to turn the call over to Joe -- to Perrigo's Chairman and CEO, Joe Papa.
Joseph C. Papa

Thank you Art, and welcome everyone to today's call. Joining me today is Judy Brown, Perrigo's Executive Vice
President and Chief Financial Officer. We're here today to tell you why we're excited, very excited about Perrigo's future, in the near-term, the medium term, and the long-term.

Many of you have been asking about our 2016 guidance for quite a time. As you're well aware, we're an Irish company under the jurisdiction of Irish Takeover Law and any profit forecasts we make must be expertised. And now with 2016 on the horizon, I'm excited to provide you with that guidance and explain the components of value underscored by once again strong quarterly earnings due to Perrigo's team relentless focus in the pursuit of excellence.

This all leads me to today's agenda. First I'll provide a few overall comments. Next, Judy will go through the additional details on the quarter, then I'll walk through the action that we're taking to optimize our platform to create enhanced value for shareholders and our new 2016 earnings guidance.

We will also contrast Mylan's substandard offer with Perrigo's excellent exciting future. Finally, you have an opportunity for Q&A.

Before we dive into the agenda, however, I want to start by thanking Perrigo employees for their diligent focus. Our dedicated employees have delivered on our business goals once again achieving adjusted net income growth of 38%.
Even with all the noise over the past six months, our unrivaled team delivered on our Base Plus, Plus, Plus strategy. I'm truly grateful for the excellent work of our team and I say thank you to the team.

Now, let's go to the results, the recently concluded quarter. You can see that this was a great quarter highlighted by record third quarter net sales of more than $1.3 billion. Turning to slide five on a constant currency basis over the last year this represents 44% growth in consolidated net sales, organic consolidated net sales growth of 10%, consumer health care segment net sales growth was 8% and our excitement grew by an impressive 34%. This quarter's performance clearly speaks for our business models ability to deliver strong organic growth.

Even more important, we grew our top-line in increasingly profitably way by investing in our future. Adjusted gross profit margin expanded 460 basis points to a third quarter record from a combination of our consumer health care teams leading market division and our supply chain teams continuing high quality operations. We also invested 13% more in research and development versus last year, further enabling our organic growth profile for the future.
In total, adjusted operating income grew 45% versus last year, which is highlighted by nearly 600 basis point adjusted operating margin expansion in consumer healthcare. This quarter provide yet again evidence of our unique catch pay business model. The strength of our global platform and the unrivaled position of our consumer healthcare business.

Judy will now walk you through the quarter.

Judy L. Brown

Thanks, Joe. Good morning, everyone. Yet again our unique business model delivered another exciting record third quarter. On a constant currency basis we generated double-digit organic top line growth. I think it's critically important to remind you, again, that nearly all of our revenues are insulated from the current pricing drama you see playing out in the pharmaceutical industry today.

Yet again, our world-class team and highly efficient operations delivered expanding margins. Yet again, the team delivered on our bottom-line guidance growing adjusted net income and impressive 38%. Yet again, we believe that we will be on track to deliver on full-year record adjusted earnings per share as stated in April.

Now, let's start right into the results from the business segments beginning with the review of our results in consumer healthcare on slide seven. The CHT team purchased a great quarter as net sales of $375 million were more than 5% higher year-over-year or 8% on a constant currency basis driven by strong new product launches and 7% growth in U.S. OTC, double the growth of U.S. store brand total OTC according to IRI new low data.

Contributions from store brand versions of Mucinex 600 Milligram ER propelled the OTC performance. While the impressive high single-digit net sales growth within the infant nutrition category was driven by strong consumer demand for store brand versions of easily digested formula.

While net sales within the animal health category experienced some headwinds and were lower year-over-year, solid seasonal demands for the higher-margin Flonase products in the portfolio offset any impact to operating margins within the category in the quarter.

Net sales within the VMS category were more than 5% higher year-over-year driven by new product launches. The category solid growth over the last few quarters positioned it well to continue growing and thriving under different ownership.

Delivered an all time record adjusted gross profit margin in the quarter of 36.2%. This is an increase of 440 basis points over last year due to product mix and higher year-over-year production efficiencies and volumes in conjunction with favorable commodity pricing. Adjusted operating margin benefited from lower operating expenses year-over-year.

On slide eight, you can see that net sales in our Branded Consumer Healthcare segment was $302 million, as the top 20 brand grew 6% year-over-year. Additionally, we closed the acquisition of Naturwohl and the GSK product portfolio which contributed in additional $30 million in net sales during the quarter.

The distribution business within this segment down sequentially and compared to the prior year, due primarily to timing of inventory sell-through at our wholesale partners as well as some channel dynamics associated with the Mylan situation.

Certain contract in this business contain change of control provision. Given this fact, market concentration by country and timing of sell-through at our partners, the distribution business experienced significantly lower volumes which are expected to continue until the Mylan situation is behind us.

Turning to slide nine. You can see the continued strength of our Rx business which posted 34% net sales growth driven by an increase in existing products and strong new product launches.

Adjusted margins were unchanged due to continued investments in R&D and in our specialty Pharma sales force.

Turning to slide 10, Specialty Sciences net sales were $85 million in the quarter and were essentially flat on a constant currency basis as there were 14 shipping weeks of product last year versus 13 in the U.S. in the third quarter this year.

Also, as many of you saw yesterday, Biogen announced results of its Phase III clinical trials evaluating Tysabri for use in patients with secondary progressive multiple sclerosis. Reporting that the trial did not achieve its primary and secondary endpoint. As we have always indicated, we have never modeled any contribution from SPMS into our current or future plans.
Turning to slide 11. We are confirming our adjusted EPS guidance around the same midpoint we have had outstanding since April and narrowing the range to between $7.65 and $7.85 per share.

Consistent with our strong performance year-to-date, we are raising our adjusted operating margin guidance 100 basis points from 27% to 28%. As you can see on the slide, our revenue guidance is being updated to reflect the dynamics in branded consumer healthcare I have just reviewed.

Please note this guidance excludes the impact of any of the actions outlined in our press release issued this morning, which details actions that we are taking to accelerate shareholder value into the future. Furthermore this guidance excludes any impact from the $2 billion share repurchase program also announced today. Joe?

Joseph C. Papa

Thank you, Judy. As you know, we have a well-defined strategy to deliver top-line growth, our Base Plus Plus Plus strategy. Our 2016 revenue guidance, which you can see on slide number 13, exemplifies our confident and our ability to deliver real results, turning that strategy into tangible growth.

Our fundamental growth drivers for the near-term position each of our segments to achieve their three-year CAGR expectations published in the February 2014 Analyst Day, and now including our branded consumer healthcare segment, we have 5% to 10% for consumer facing business and 8% to 12% for our Rx business.

These growth rates are inclusive of our previously announced $1 billion net new product sales from 2015 to 2017.
Today we are announcing the seventh actions that will build on that strategy. Leverage the power of our global platform and accelerate value creation for shareholders.

What we are doing is amplifying the profit and taxable profile of the business which allow us to accelerate profit growth in 2016 and beyond. For every dollar of revenue, we are going to achieve more profitability. Our continued
organic and inorganic growth will drive even stronger profit accretion.

So let me be clear, these are readily achievable. There the natural progression of our global extension and ongoing focus on operational efficiency, quality, innovation and shareholder value.

Our actions involved good work many in components. Number one, consolidation of our global supply chain environment. Number two, Organizational enhancements. Three, strategic portfolio refinement and finally a share repurchase plan.

While discuss all of these in more detail on the following slide. I'd like to quickly address the $2 billion share repurchase we announced this morning. This includes $500 million which we plan to complete funding end of 2015 and another $1.5 billion which we tend to use to repurchase shares over the subsequent 24 to 36 month.

We will fund these repurchases from the company's of [indiscernible] liquidity. The share repurchase plan will begin after the expiration of the Mylan Tender Offer. This $500 million of share repurchase will be executed in quarter fourand expected to add $0.15 adjusted earnings per share in 2016.

To be clear, this benefit is not reflected in the company's current 2015 or 2016 guidance. The adoption of this repurchase plan does not mean there will be any changes to the eminent component of our Base Plus Plus Plus strategy. We will continue to pursue financially and strategically compelling M&A opportunities that meet our ROI differential.

The share repurchase plan is reflective of our release in the company and its prospects for growth. Simply put, Perrigo is a great business that continues to be a great investment. Since we received Mylan's unsolicited offer, we have considered a broad range of options and following a full review we believe that Perrigo represent the best investments for Perrigo shareholders at this time.

The green box at the bottom of the slide provide a good snapshot of the value we're offering. We expect these actions to achieve benefits of $175 million on the full run rate basis.

Combined with our share repurchase plan, we feel this is remarkably compelling value proposition. We'll get to the numbers later, but rest assured value well in excess of anything Mylan can offer to us.

I'd like to talk about our supply chain actions in the broader context of the global platform that we built. In late 2013 we acquired Elan Pharmaceuticals. The Elan transaction provided Perrigo with a gateway to global expansion.

Earlier this year, we built the platform with the acquisition of Omega which has enabled us to provide quality healthcare products to hundreds of millions more consumers globally.

We're continuing to build on this platform realizing even greater benefit than we initially expected. As an example, our recently purchase portfolio of leading OTC brands from GSK and the adult nutrition products, we add 15 more products to the back of our European trust delivering to all of our customers.

Today, as the next step in optimizing our global presence, we're capitalizing on the potential of the colorful global platform we built in creating operational structure that will accelerate our earnings potential.

To that end, we are taking immediate steps to consolidate our operations, supply chain and procurement management activities to one global center of excellence in Ireland, by eliminating redundancies and enhancing purchasing power, we will further maximize value. On a full run rate basis these X are expected to drive operational and tax benefits reducing operating costs by an estimated $105 million.

Next, we're going to increase our organizational efficiency. I am very excited to announce that John Hendrickson, formally Executive Vice President of Global Operations and Supply Chain will be promoted to the role of President, effective immediately. With 26 years of experience at Perrigo, has a deep understanding of our business, proven management skills and a strong competitive drive to ensure Perrigo continues to deliver at the highest level in our industry in terms quality, efficiency and innovation. This shift will also allow me to personally focus even greater attention on Perrigo's overall strategy and particular our opportunities.

We also announced initiative to accelerate the realization on the shared services model. We are already a leading organization and we are always seeking continuous improvement in our DNA. We are thus taking steps to write size the organization and it will be redundant and industry functions and generally streamline our organizational structure.

Operator, there is a caller that's not muted. If you could please mute that call please.

Operator

Okay.

Joseph C. Papa

Thank you. That's the - these efforts to slim down don't mean we will lose our muscle. These plans will in no way compromised our relentless focus on quality and innovation. Quality and innovation are pillars of our business. For example, our investment R&D is slated to increase by approximately 20% next year. In all, we anticipate these organizational enhancements will yield cost savings of $35 million at a full run rate.

The third action we announced today is comprised of initiative to strategically enhance our portfolio. In keeping with our continuous attempts to improve our efficiency we will be evaluating aspects of our business and defecting certain assets that did not meet our ROIC threshold.

For example, while our U.S. VMS business delivers excellent products to our long-standing customer's we think that it will thrive more fully under new ownership. While we have recently improved this business it's divestiture will enhance our revenue and operating margins earnings and ROIC.

We estimate that divestiture enhance our portfolio will deliver operational efficiencies and cost savings of $35 million at a full run rate. As you can see here on slide 17, the cumulative head count impact of this strategic portfolio enhancement and organizational enhancements and they've just [indiscernible] on the preceding slide result in a total workforce reduction of 800 positions.

I would note that two-thirds of these reductions relate to asset plan for divestiture. I need to know that enhancement runs both ways. We will continue executing on our strategy to make accretive M&A transactions.

We will continue to pursue financial and strategically compelling transaction as part of our strategy to grow shareholder value. As we announced this morning, we anticipate these combined actions, we will deliver incremental benefit of $175 million once the full run rate is achieved.
Including the savings Perrigo expected delivery 2016 adjusted EPS of $9.30, an increase of 20% over calendar 2015
EPS guidance midpoint of $7.35 per share. I would remind you that both of these numbers are expertised.

Additionally, we anticipate that calendar year 2015 portion of our share buyback plan encompassing $500 billion will add approximately $0.15 to our 2016 EPS number. When you add the $0.38 of the value from our optimization actions announced today, the full pro forma run rate with today's actions would bring us to $9.83 in adjusted EPS.

In short, we're delivering significant growth over last year and have the momentum and strategy necessary to continue to drive that growth over the short and long-term. These are clear and readily achievable action that we're announcing today. Many are already being completed.

And we believe that they are going to create tremendous shareholder value. From a bit hard at work and returning these great results and actions you're seeing today, Mylan continues to expect it attempts to deceive shareholders in order to steal our company. They did so again in their most recent presentation on October 13th.

From the beginning of this process, we've been committed to providing transparent information to shareholders. Judy is going to walk through building tracks.

Judy L. Brown

On October 13th, you heard from the Mylan Management team and Board of Directors. They outlined four key claims which have little basis in reality.

On slide 22, you can see Mylan's distortion of the facts versus the reality we're going to remind you of today. One, this also represents a discount to our superior, multiple and a substandard premium.

Two, this is not an accretive transaction. In fact, it is dilutive to Mylan EPS until at least the year four.

Three, there is virtually no alignment between our businesses that would service the basis for generating at least $800 million in synergies.

Four, Mylan would ultimately destroy value that belongs to Perrigo shareholders' accordance of metrics, yielding a lower trading multiple and a lower growth rate.

I'm going to take a few minutes to talk you through each of these elements now in greater detail. As we noted before, Mylan claims they are entering a robust multiples that you can see on slide 23 that previous transactions involving comparable company's and industry have provided significant premium evaluation to shareholders.

But Mylan doesn't just falls short to come. It implies no premium to Perrigo's durable trading multiples, a multiple that Perrigo has earned through a superior track record. In their presentation Mylan attempts to discredit Perrigo's valuation. The reality as you can see on slide 24 is that we train like our consumer and peers. And have done so consistently over time.

When you're comparing us to Mylan and its peers, the different is stock. Our consumer facing business puts us at a sustainable competitive advantage to Mylan and it's generics peers, and positions us well as I said earlier to perform through recent pharmaceutical industry volatility.

Slide 25 further underscores the gap in valuation of our two companies, which has been a consistent one over time.

Recently Mylan has fallen well below it's peers, down over 25%, since they chase that rate. A change that can't just be explained by market volatility and noise. We are the only ones who have notice that Mylan maybe the only company in the S&P 500 without a realistic expectation of a takeover premium.

Corporate governance is not just a standby. It has real value ramifications and boils down to a simple fact. We have historically traded at a premium to Mylan. We deserve to trade at a premium to Mylan and we will continue to do so in the future. Why would we want to expose our shareholders to a stock that is trading and justifiably so as a nine times multiple?
Mylan claims this transaction would be "meaninglessly accretive to shareholders" They do so by inventing yet another creative interpretation of well understood terms. As you can see on slide 26, no matter what words they attempt to put around it simply can't hide that this is the dilutive transaction for Mylan shareholders. If you tender, this is the stock you will receive.

As ISS rightfully point out, why would shareholders take on the risk of a management team that does not offer accretion until at least year four? Mylan claims that they are well positioned to capture the benefits of the proposed transaction.

On slide 27 you can see the limited opportunities for synergies as well as a significant integration and execution risk.
Our consumer-facing business represent approximately 75% of our offering expenses in that sales.

Mylan has virtually no presence in the consumer-facing space which makes vertical integration and streamlining a completely unrealistic way of attending synergies. Of all Mylan's API they have only six that would support production of the 4,900 OTC products we make. They don't make ibuprofen, they don't make [indiscernible] and they don't make acetaminophen.

Meanwhile, Robert Coury in the Mylan team have tried to indicate that they are well-positioned to capture cost of good sold synergies through vertical integration. This is simply not the case and it demonstrates the truth. They don't understand this business.

As a shareholder, you need to ask yourself do you really think Mylan without any experience in the space can run
Perrigo's world-class OTC supply chain and operations better and more profitably than we can.

In their presentation, Mylan indicates that their fourth tenant is "immediate value for Perrigo shareholders." As we and other third-parties see it this is a bad deal. We have a consumer facing business at a time when questions have been raised about prescription prices. We want nothing more than to have the Mylan Offer and to be able to deliver leading shareholder returns without being tied to Mylan's anemic prospects. Our shareholders can do better than have their fortunes tied to Mylan's.

Ultimately, our respective historical long-term returns speak for themselves. Again, I have to ask, why would you trade our stock for their? On slide 30 you can see that the guidance we put forth earlier today for 2015 and 2016 is underscored by the consistency of our track record in delivering earnings growth.

Historically we've delivered in EPS compound annual growth rate of 19% and every year we have done so on an increasingly bigger base. This is a leading growth rate that distinguishes us in the marketplace.
And you can see on slide 31 that we are confident this trend will continue. Further, we're committed to leveraging our earnings growth to return value to our initiative like the share repurchase plan we announced today. And this is even before we include the additional upside from future strategic M&A.

I'd like to walk through the building blocks on slide 32 to give you greater clarity on the financial tree. Perrigo today offers you greater value than the Mylan offer on the table.

Let me explain. Mylan has reported $800 million in synergies by year four. Using basic math, if you assume 25%
synergy achievement in 2016, the first year and a Perrigo shareholder ownership of 40%, this is $65 million in after-tax net income benefit in 2016 to Perrigo shareholders. In contrast, the optimization actions we announced today had an effective tax rate of between 14% and 15%, which generates $94 million in after-tax benefit going directly to Perrigo shareholders in 2016.

So, to keep it very simple. Just by executing on our existing plans, Perrigo beats Mylan's numbers and Perrigo shareholders retain control of the company that has driven superior multiple year after year.

Perrigo shareholders come out ahead in that income impact even before you consider capitalization. The stock difference in capitalization of our two company's only amplifies this difference. Why seek control of the company when standalone Perrigo can provide you more value.

In their presentation, Mylan realized heavily on an inventive concept, a hypothetical unaffected share premium or
HUSP, which is entirely self created and self serving. As you saw on the last slide you can see again on slide 33, our shareholders shouldn't be interested in a made up HUSP. They, like us, are looking at the very real and ATH.

No matter how you run the numbers. Our implied value ranges from $190 to $202. But don't just take our word for it. These are industry estimates which come in at an average price of $203. All of these numbers represent a significant premium to what Mylan is offering which as of last night stands approximately $169 per share plus you retain full ownership in control without the transaction or executed risk - execution risks associated with Mylan's bad deal.

And with that, I will turn it back to Joe.

Joseph C. Papa

Over the last six months I said it countless times that Perrigo Board of Directors is committed to creating value for our shareholders. That means value in the near term, medium-term and the long term.

You have two options in front of you Mylan's offer which destroys value with a meager premium, low future multiples, limited prospects for future growth and a board enhancements team that has shown a blatant disregard in their actions for shareholders interests. And then there is value represented by Perrigo's durable business.

We earned our strong multiple one that we are poised to continue delivery on into the future. We have delivered consistent double-digit bottom line growth time and time again and this is an outstanding quarter is no different.

We've committed to access today that combined with our share buyback program and our existing strong organic growth will generate an expected $9.83 in EPS value for shareholders over the future. And there is further dry powder to use towards inorganic growth as we continue to execute under M&A strategy as a natural acquirer with the premium multiple.

When you look at the side-by-side, it is painfully clear that Mylan is trying to speed up this company. It bears repeating, we are a strong company delivering value well above Mylan's offer to them. All this leads me to reiterate our conclusion that Perrigo Board of Directors has reiterated its strong recommendations that you protect your investment in Perrigo and not tenure your shares into Mylan's inadequate future. Our mutual is bright in the near-term, the mid-term and the long-term and we're excited to have you on with us as we move forward.

Operator, I'd now like to open up for questions.
Q&A

Operator

[Operator Instructions]
Your first question is from the line of Marc Goodman with UBS.

<Q - Marc Goodman>: Good morning. I guess first of all the Branded Consumer looked a little light this quarter.
Could you specifically address that? And then on the $35 million of savings from the VMS business divestiture, I was a little confused by where the savings actually come from? Thank you.

<A - Joseph Papa>: I'll start with the Branded Consumer. And you are correct there is some -- that number is a little bit behind. One of the things that I think Marc you actually pointed out in a video you did is that our Branded
Consumer business does have some distribution of products -- for generic products and as a result of this Mylan Offer, we're having some difficulty or what I would refer to a negative synergy and shipping some of our products from the Omega Company into our distributor.

This is one of the -- absolutely one of the negative synergies that we pointed out in the past and we're seeing the realization of that as the current distributor is actually putting off the acceptance of any additional product until we get this offer behind us and that is we hope as I said on November 13th, this will be behind us and we will then back into a situation where we will have a better situation there. But that the Branded Consumer business, I think Judy mentioned, I would simply mentioned as a result of some of the distribution product sales that have not occurred during the currentquarter
.
Judy you want to take the second part of that question?

<A - Judy Brown>: Absolutely. Hi, Mark. So, the 35 million is referenced specifically on page 17 of the materials where we discussed strategic portfolio refinement. VMS has been a business that we've talked about possibly looking at strategic alternatives for some time that business is performing we'll now and we believe its well-positioned today to be driving under new ownership, but don't be confused that this page does not represent exclusively activities that relate to VMS. There are other portfolio refinements that are also embedded within this expertise number and they are part of our 2015 and 2016 plans.

We're specifically referencing VMS today because we are going to kick that process of soon, but suffice it to say there are other things within that that comprise $35 million of run rate benefits on a go forward basis. We are just not specifying those today in detail as we kick off those processes later. But suffice it to say, again those numbers have been reviewed in detail with our auditors who have gone through this process with us to give both our board and you confidence of our ability to deliver on those savings into the run rate beyond 2017.

<A>: Operator, next question.

Operator

Your next question is from the line of Randall Stanicky, RBC Capital Markets.

<Q - Randall Stanicky>: Great. Thanks, guys. Just on the couple. First, does this announcement means that you are now not evaluating alternative transactions to the Mylan offer? And maybe just talk about your appetite for M&A in general, and how that may or may not change after tomorrow? And then I have one quick follow-up.

<A - Joseph C. Papa>: Yeah. I think, Randall the way I would say is that we believe that the Mylan offer is a bad deal. We've said that on numerous occasions. I would say that because they have put a bad deal on the table we do not want to enter into a bad deal or second bad deal.
I think Judy said it very well, people that want to deal badly, do bad deal. So we want to be smart and think through our situation in front of us. Having said that though, it's clear that you know it very well, we've done 27 transactions over the last nine years, we've done four transaction since the initiation of this on April the eighth, so we are going to continue to look at transactions to be clear but as we've said to you today we think that best investment we can make right now given some of the market uncertainty is in our own shares.

We think that is obviously something that at least as you look at with the marketplaces look doing right now that we believe there is a wonderful opportunity to repurchase shares now based on where we think we are going to be in the future, especially with these programs and activities that we've laid out today in terms of our actions. So clearly we think this is the right way to go.

<A>: And just to add color to that. With the share repurchase program we've announced today we also just want to give you confidence that we plan to fund that through ongoing cash flows and to the extent that there is an important M&A transaction that is in front of us that would in anyway hinder our ability to maintain investment grade, we may suspend the program for a period of time.

But the intention here is to keep buying our shares through our operating cash flows and we believe we can continue to execute on a very healthy M&A strategy while maintaining our very healthy balance sheet into the future and continue to add incremental organic growth on a go forward basis.

<Q - Randall Stanicky>: But to be clear, you could still announce whether it'd be a small deal or a large deal you can still announce transactions up into the November 13th tender deadline, is that correct?
<A>: I would say the filing we are subject to the Irish takeover rules and we will follow those very closely. We can introduce new information until the 23rd. If we believe that there is a significant opportunity, we would seek the ability to do that with the Irish Takeover Panel. So, obviously we would have more time assuming they would grant that ability to do that.

So, I think the answer is right now we believe this is the best action we can take as a company and this is why we're coming out with these actions that we talked about today. If something did come up, I think we have some alternatives, but we'd have to work with the Irish Takeover Panel for that.

<Q - Randall Stanicky>: Got it. And Judy you talked about limited API overlapping and you're talking about $175 million in cost synergies today, Mylan is talking about 800. Again, what is API opportunity? What's the disconnect? Is there more opportunity from your perspective for you or are we talking about cost synergy targets just that would take too much out of the business. Can you just talk about the delta between those two numbers is?

<A - Joseph C. Papa>: Let me start and Judy I'll turn it to you. On the APIs one of the obvious question is because that is a question that Mylan has asserted that they have opportunities for vertical integration. So, I went through every single API they make. They make over 176 APIs. Of that there are less than half dozen that have any application or products that we manufacture at the Perrigo Company.

So, right now they do not make acetaminophen, they don't make [indiscernible], they don't make ibuprofen. When you think about what an OTC Company utilizes, they just don't make it. So, the reality for them to suggest that there is significant vertical integration is a joke, with all due respect. It's just not going to happen because they don't have those products in their portfolio.

If they were to start with an API manufacturing and generating DMF, it would take three, four, five years to get to that product to the marketplace. So, for them to suggest that they have vertical integration is - look at the data. I invite all of you to look at the Mylan API page and what products they make. They make HIV drugs and don't believe those drugs are going over-the-counter as an example. So, those are the things that I think people got to look into the facts. Judy?

<A - Judy L. Brown>: I want to make sure that we're not comparing apples and oranges. Our discussions on page 15, 16, and 17 that outline the value creation of the announced benefits stem from our own initiative that have been underway for some time as Joe referenced to fully leverage and utilize the platforms that we have in place.

As you may recall we closed the Omega transaction a mere seven days before Irish takeover laws fell over us with the

So, in that period of time in that quiet period, we were already continuing the work of planning the leverage of this platform that we had in place post Elan, post Omega. And the supply chain benefits we're talking about today relate to our consolidation of process and one center of excellence about the focus of a core single global team focusing on driving value to that combined truly global platform now, and expanding the value creation that will be possible all the way through the P&L both in 2016 and well into the future with other consolidation activities within our supply chain and operations that are outlined in the following pages.

So, we're not trying to mix discussion here vertical integration. We're focusing on the value creation potential of the model that we have with this management team at our superior multiple and able to capture quickly incremental enhance value shareholders immediately.

<Q - Randall Stanicky>: Thanks, guys.

<A>: Operator, next question please.

Operator

Your next question is from the line of Louise Chen with Guggenheim.

<Q - Louise Chen>: Hi. Thanks for taking my questions. I have a few here. So first question here is just curious if somebody else could still approach Perrigo as an acquisition target between now and November 13th. I don't know if that falls under the Irish laws?

Secondly, how should we think about organic growth in the fourth quarter 2015? We got some questions on that. And then last think as I know you have a number of potential new product launches in 2016 Nasacort, Flonase. Mucinex family. I'm wondering if you could talk what's including your guidance there and how do you think about those opportunities?

<A>: Okay. So let me take them. There's three different parts. Can someone approach just through November 13. Irish law doesn't really have a specific rule on this. We would - they can't prevent anyone from approaching us. We would take the actions that would needed to be taken working with the Irish panel should that occur.

So I think there are clearly some opportunities there but I don't want to get into any specifics because I want to go back to - we believe after an assessment of all the facts in front of us that the best action we take is action that we have in front of us today, especially given some of the market volatility that we've all seen in the marketplace over the last three to four weeks.

And on the question of organic and the rest of 2016, I think we would stick with the comments that Judy made and
Judy may want to add a few more things. I just want to talk a little bit about 2016 and you can perhaps address the
2015, Judy?

<A - Judy L. Brown>: Sure. The fourth quarter as we said, the main driver of the small shift in the revenue guidance for the full-year is primarily in the branded consumer healthcare business. If you are working your models which I'm sure you are based on the beginning of the year brought assumptions around the total consumer poor growth year-over-year and the Rx growth year-over-year.

You will see that your model will say - sorry, pardon me, fourth quarter revenue growth will be slightly slower and that's how we get the model to work. But that's also knowing that we are modeling into slower year-over-year basis versus the third quarter growth rate.

But suffice it to say that is also us forecasting into the middle of the cough, cold, flu season. So, we have put our model together on the basis again of a normal December 31st cut-off of the cough, cold, flu season and there's always the dynamism that can happen as the season kicks off in the December month.

<A - Joseph C. Papa>: And this last part of your question Louise you asked about the 2015. What I would say there is -- we go back to what we've previously said that we expect to launch a $1 billion of new products over the next three years, that it's approximately $330 million per year. What that really comes out to as you pointed out some of the important ones. The Flonase opportunity we believe we have early in the 2016 timeframe.

We have the remaining portions of the Mucinex family of products and we sit with our Rx portfolio with the best portfolio we've ever had in terms of R&D projects and products that will be approved.

So, I would say that really we those will be the primary things that we'll talk about well, obviously, as we talk more about 2016 at the beginning of the year have other things will add to. But those are really the big products of that
Mucinex family, the Flonase and the total of somewhere in the $339 new products flow.

<A - Judy L. Brown>: Can I just add one other thing about 2015 to make sure that everyone is crystal clear, because there may be some confusion. The guidance chart that is in the material and that references the full year numbers for 2015 and the tightening of the EPS range to $7.65 to $7.85 does not include anything for the announced share repurchase program that would commence in the second half of November and run through December. Any value from that would be incremental to that guidance.

<Q - Louise Chen>: Thank you for the clarification, Judy.

<A>: Operator, next question.
Operator

Your next question is from the line of Elliot Wilbur with Raymond James.

<Q - Elliot Wilbur>: Thanks. Good morning. I just want to go back to some of the financial metrics, particularly on the consumer healthcare side, and I think I asked the same question last quarter, but I think it's important to call out again in terms of just the strong margin expansion performance over the last two quarters and that certainly is driven primarily by the - at the gross margin level. But you're talking about improvements versus kind of a longer term averages of 400 to 500 basis points in a pretty short period of time. And certainly seems this is just, but there's been sort of a structural uptick in the margin profile of that business and just again wanted you to walk through some of the key drivers of that, because if do think it's a very important change.

<A - Joseph C. Papa>: Sure. I'll start and Judy you can add some things. I think, as Judy said during the call, one of the things that we are doing incredibly well, we have a tremendous focus in the organization. The organizations understands the focus that needs to be brought to the question and that focus has brought with it just a incredible efficiency in our manufacturing supply chain procurement and also what we've been able to accomplish just by working with our vendors.

We are the largest consumer procure of the APIs for these products, so therefore, we think we get the best prices in the world. Once again I think that we're just showing the leverage we have in our business as we've been really relentlessly focusing on this operational efficiency. Judy do you have anything to add to that?

<A - Judy L. Brown>: Joe, you hit it spot on. It's product mix. We have favorable product mix, the operations team is operating on all cylinders and what's great is that the team continue to make investments in business and consumer healthcare, so there was not a sacrifice of investment in the future or appropriate promotional spend to support product launches and they still, obviously, as you can see, did a terrific job of the operating margin expansion in the quarter, both sequentially and year-over-year.

<Q - Elliot Wilbur>: And if I could ask a second question as well, we appreciate it. Specifically with respect to performance trends in the RX generic business, historically of course that's been one of the stronger contributors in terms of year-over-year operating profit growth, and over the last couple of quarter sales have kind of stalled out at the 250 to 260 level on average and I guess sort of backing into revision to four-year top line guidance then what you talked about in terms of the percentage contribution from that business last quarter would suggest the fourth quarter number somewhere around the $300 million mark, and I don't know if it's realistic to kind of expect a step up there that you'll maybe can just hit on some of the key performance metrics there and whether or not we should be expecting sequential growth of that magnitude.

And then, maybe more importantly, obviously, financial markets have become very concerned about the price inflation component of growth also on the generic and brand side going forward and certainly the generic tactical business has been one of the few segments of generic industry that has really benefited from a strong overall pricing dynamic and just thinking about 8% to 10% growth next year, how much do you think that is going to be driven by price or do you think we've kind of hit inflection point maybe where growth metrics are - can be far less dependent on price and maybe we're looking at potential negative impact on price going forward in that segment. Thanks.

<A>: So, I think, you had about three or four things I want to comment on, number one, on the performance of the business. I would repeat, I guess, my comment from the session. We did see 34% improvement in the Rx
Pharmaceutical segment, so it's a very significant growth rate at 34%. I understand your comment about expectations, but I would simply say that we enter into this fourth quarter in 2016 with the best pipeline that we've ever had in our Rx product category. So, we feel very optimistic about where we're going to go for the rest of the quarter and then obviously 2016 based on these new products.

On the question on pricing, certainly we see that out in the marketplace, but I would remind the audience today that what we've always said about pricing is that our pricing across our total book of business is up flat to slightly.

While there may be a product that we do raise the price there were other products we're taking price down. Our total strategy for pricing as I have said I think on numerous calls is keep pricing flat to up slightly which means that yes some products we may attempt to raise price there, but in another products we're bringing the price down. So, think about us as keeping prices flat to up slightly as really the way we're going to look at our total portfolio whether we're talking about any specific product or any specific category or any segment of our business the overall comment is flat to up slightly for our pricing. And I think that's really the best place for long sustainable consistent approach to pricing that we've had in the past and will in the future. Operator next question.

Operator

Your next question is from the line of Annabel Samimy with Stifel.

<Q>: This Andrew in for Annabel. I just had a couple of questions. Do you see any other opportunities in the near-term to further leverage the Omega platform? Are you looking to expand anywhere there? And second is what is your timeline for the sale of your VMS business. Thank you.

<A - Joseph C. Papa>: Yes. Number one, do I see any opportunities for adding additional products to our Omega business, the answer is absolutely yes. What I would describe to you is that we believe Omega is exactly in the same place that our consumer healthcare US business was eight years ago, nine years ago, a great business Omega has today but we do believe there's opportunities to both on additional products and additional geographies to sell more product to our existing customers. We've got a great network of sales representatives and pharmacies that we do business with today.

We believe that by adding, bolting on additional products to that category we can drive significantly the leverage in our Omega capabilities. Obviously couple that with our ability to reduce the cost of goods sold for Omega by bringing more products into our distribution - I am sorry - into our manufacturing plants, we think that will drive tremendous bottom line for Omega. On the question of the timeline for VMS, I think we will stick with our comments that we initiated the process for sale based on the ability for the company to turnaround the performance of that business over the last couple of years, we now think the business is well-positioned for the sale of the asset and we will be initiating that process. I don't want to make any specific comments about when that will be concluded but we have and we'll move forward with the initiation of that sales process for the VMS business.

<Q>: Great, thank you.

<A>: Operator, next question.

Operator

Your next question is from the line of Gregg Gilbert with DB.

<Q - Gregg Gilbert>: Thank you. Just two quick ones. Judy, first, could you provide cash flow from ops from the quarter and secondly for Joe, in the past you have suggested that if Perrigo were for sale, there would be interested parties, is that still the case and has that being fully explored? Thanks.

<A - Judy L. Brown>: Greg, on the question of cash flow, suffice it to say, we accelerated our process and closed to announce today earlier than our normal process. We are far enough along that I can say we are in line with our full year operating cash flow guidance provided earlier. We are not done, done, done on operating cash flow, but it was a good cash flow quarter. And we will putting on the financial statements including the balance sheet and cash flow out with the 10-Q, which would be filed no later than November 6.

<A - Joseph C. Papa>: On the second part of your question - are there other interested parties - Greg, I think, I'll go back to my previous statements that I made in April. When this deal was first announced, I did receive several inbound phone calls. Those inbound phone calls were interested in the Perrigo Company. I think I'm going to stand with comment relative to where I'll go with that.

I think the more important comment is that as a Company, Perrigo has been active in M&A as you know. Just because we have a bad deal in front of us from Mylan, I don't think I want to put ourselves on the shot clock to say, "Okay, now is the time to sell the business." You obviously see what the markets look like right now.

We think that this is not the right time to sell our company. If there is an offer that comes on the table - the Perrigo
Board of Directors, as we said previously, is not against deals. We just don't want to do a bad deal. So I think we would continue to evaluate any other deal that comes forward, but we're not on a shot clock to say, "Let's try to sell the business right now."

Because I really do think the line that Judy has mentioned and we heard from one of our investors is absolutely true. If you want to deal very badly, you're going to get a bad deal. And I really don't think that's the way we should approach this, given what we believe is a very strong future for the Perrigo Company, both in the near, the mid and the long-term part for this business. So I think we'd leave it at that.

<Q - Gregg Gilbert>: Thank you.

<A>: Operator, next question?

Operator

Your next question is from the line of Jason Gerberry from Leerink.

<Q - Jason Gerberry>: Hi, good morning. Thanks for taking my question. I just wanted to follow-up first on Marc
Goodman's question about the Omega business. Can you quantify the revenue impact of this distributor issue as relates to the brand business?

And then my second question on the OpEx front, can you just talk us through the step up in 4Q and spend based on your full-year guidance metrics and how much of that is having conservative discretionary spend in the event that this consumer brand business comes up late again in 4Q? Thanks.

<A>: I am going to start with that, the first part of the question. And probably just stick with the comment there. Just in terms of the total distribution business that we have, it's over $100 million on an annual basis. I will just leave it that that.

Relative to what has happened in the quarter though I think the issue is really a question of a negative synergy that we pointed out to you before. This is just a real-life example of that happening.

As the - there is a change of control in this contract, that change of control in this contract would be executed - should the transaction go forward? I just think this is just a real-life example we're already seeing of the situation that I pointed out to you before that if there is a change of control there will be negative synergies.

Here is the first example that you are seeing there. But suffice to say it's over $100 million of run rate for this business on an annual basis. So I think I'm just going to leave it at that part of the question. Judy, do you want to take the additional comment or question on the relative to the fourth quarter?

<A - Judy L. Brown>: I just wanted to make the comment. I think the question was directed towards operating expenses and our - the variable spend or what management can and won't spend in anyone quarter. If I just look at just our core consumer business spend on the SG&A front as well as R&D, they continue to spend in the quarter. They continue to make investments and still grew operating margin.

So yes, there is variable spend in each of our business units within operating expense, but those were not compromised in anyway in this quarter, and we continue to plan to make investments in Q4. So, the results you're seeing, the operating margin expansion was with continuing to make those investments as opposed to I just want to clarify it is not as if the great margin results in the quarter are the result of pulling back on those variable expenses and those variable investment.

<Q - Jason Gerberry>: Great. Thank you.

<A - Joseph C. Papa>: Probably best to look at the numbers that Judy talked about for the gross margin expansion that really accentuate what Judy just said that. That's really where you're seeing the significant improvements in gross margin as a result of the efficiency of our operations and supply chain.

<Q - Jason Gerberry>: Thank you.

Operator

Operator, next question.

Operator

Your next question is from the line of David Steinberg with Jefferies.

<Q - David Steinberg>: Thanks. Good morning. First question is, if Mylan indeed was to lose vote, could Perrigo then provide some longer term guidance like fiscal year 2017, or even beyond to give investors a better perspective of what your long-term growth profile might look like?

<A - Judy L. Brown>: David, I'll just grab this first and I'll let - I'm sure Joe is going to want to elaborate. Just to point out, I can find the page in the material. In my vernacular, with expertization support behind us, knowing that there is lot of sensitivity on - quote, unquote - "long-term" guidance.

I believe the page 18 represents us a way to start visualizing long-term growth. What do I mean? We've talked in thepast about on April 21st confirming our long-term promise or goal setting in terms of topline, 5% to 10%, and we also provided on page 18 a way to start viewing calendar 2016, layering on the value of a reduced denominator. So, fewer shares outstanding at the end of 12/31/2015 which will provide incremental value to 2016 through the share repo. We expect the share repo to continue throughout 2016 which will provide additional incremental gearing onto EPS.

We expect run rate synergies to continue as we exit 2016 and roll into 2017 and we have had expertization work done to quantify and expertize the benefit of that activity that goes into 2017.

And as you're modeling you're already putting into the organic growth rate of 5% to 10% and our goal and always driving EPS excluding all these other share repurchase pieces and excluding these benefit pieces of growth in excess of that topline growth.

So, without giving you a number or a three-year EPS number, we're already, I believe creating a picture of an illustrative EPS plus share repo that goes into the future and we will certainly be in a position to provide you color on the drivers and better clarity around the components that are going to give us confidence in out-years. But in my vernacular, we have expertize groundwork already laid to look at that number going up into the right into the future.

<A - Joseph C. Papa>: There's only I think add I think Judy stated very well. The only thing I'm looking to add to your comment is not if it's when the Mylan Tender Offer fails. That's what I would add to the comment and I'd say a year from now we will be a stronger, better, more valuable company as we get to the future. Just want to more importantly just correct the word, I think it's when not if.

<Q - David Steinberg>: Thank you.

<A>: Operator, next question.

Operator

The next question is from the line of Tim Chiang with BTIG.

<A - Joseph C. Papa>: Tim, are you there?

<Q - Tim Chiang>: Can you hear me?

<A - Joseph C. Papa>: Now, I can.

<Q - Tim Chiang>: Okay. Sorry about that. My question is really just on your Rx Pharmaceutical business. You've given some organic and sales targets for growth, 8% to 12% and that's fine, but it does seem like that type of growth is a lot less than what type of growth you are experiencing today, and I noticed that you announced the stock buyback program. Should I look at that and sort of view it as you looked at other potential acquisitions, but at this point your best option is to buy back stock. I mean, is that sort of, how I should look at why you're doing the stock buyback right now?

<A - Joseph C. Papa>: I'm going to start with the first one about Rx Pharmaceutical business, and I think Judy you can make some comments specifically about the share repurchase program.

On the Rx Pharmaceutical business, you are correct. We have stated an 8% to 12% growth rate for 2016. That is absolutely correct. That is below what we have done historically, but the fact that we are doing couple of things with that business.

Number one, still growing 8% to 12% I think is very important. Number two, I think we got our best pipeline ever with that product category of Rx, so we still feel very optimistic about the future. And then number three, we also feel very good about the - both the gross margin and operating margins in that business.

Could we do slightly better? Perhaps, but I think right now we feel the right answer is to put forth the number 8% to
12% growth, that's the right number, it will be based on the new product introductions we have in the business as really being the major driver for where we're going with that business and I do think that's a very strong business, both in terms of the top line growth and also the very strong margin - operating margins we have in the business. Judy, do you want to handle the second part of the question?

<A - Judy L. Brown>: I just - I have to comment in addition to what Joe just said about the RX growth, is suffice it to say, at a time when the growth rate that we provided were larger percentages, the business was half the size. We have a business that's over $1 billion. We're talking about growing that business 8% to 12% into the future off a $1 billion base and then continuing to add new products into the portfolio on a go forward as well. So - and with industry-leading operating margins that have continued to be stable for full-year run rate basis.

So I think about that in a very, very positive light and I'm in no way, shape or form looking back on that 8% to 12%
negatively, I think it's a phenomenal number given a $1 billion base. On top of that, I don't in any way, shape or form see the share repurchase that we're announcing today to be an indication of either the pipeline of corporate development getting smaller or running out of ideas.

In fact there are many great ideas out there. M&A takes time. People who do want to do deals badly do bad deals. We do the right deals at the right time at the right price to deliver the right shareholder value that we can feel confident bringing to our Board and bringing to you. At this time, we are collecting cash. We are a cash generative machine and the position of our company today is such that we believe we can capture what is anomaly in the stock price right now with the market volatility and the overhang that has been created by the situation with Mylan to capture that, it's a good investment for you, for us to do this right now. And it is an accelerated style of buying before the end of the calendar year. And to keep that on deck into 2016 and 2017 if the right deals come forward we will absolutely seize those and keep our balance sheet credentials firm and intact.

That is who we are and what we stand for but we need to capture the anomalies that are obviously evident in this market today. And it does not waver on our competence and growth that we quoted today in many different places in this material as well as our ability to continue to generate cash and find great deals.

<A>: Thank you. Judy, good comments. Operator, next question?

Operator

Your next question is from the line of Sumant Kulkarni with Bank of America.
<Q - Sumant Kulkarni>: Good morning. Thanks for taking my questions. Sorry, this might be beating a dead horse,but could you characterize the types of M&A opportunities that are out there and how would that change if October 23 was not around as a potential deadline? And second, could you also talk about your [indiscernible]

franchise because it seems like there has been a recent paragraph for challenge and that and how does the Company seeking both additional competition there?

<A>: Sure. Thank you. So on the M&A side, you are correct, as we are in the midst of the October 23 timing, we don't just be clear, I want to probably say this one more time. Irish Law is not designed to limit the alternative to shareholders. Irish Law is designed to get the best for shareholders.

So there are things that we will continue to look at and do and obviously we will need to be very in close contact with the takeover panel, but clearly, we will do what we think is right for our shareholders.

On the question of M&A just and beyond that in terms of what we are looking at, its all those things that we talked about in the past. We have - during this time period since April looked at a number of transactions. We've completed four transactions, we've looked at even more than that. And looking at those transactions we've looked for deals that are strategic, accretive to our earnings and meet our return on investment capital hurdle.

Those of the kind of deals we are going to come back to on. As I said in the past there are things that we are interested in. We are interested in ophthalmics, we are interested in adult nutrition, we are interested in the diabetic area, we are interested in pet care. Those are continues to be the areas that we have interest in. Beyond that we do think we have a very strong Rx business that makes sense to us to continue to look in the Rx category albeit though I'm not going to be try to be the largest player in Rx. I want to try to continue to find products that have barriers to entry.
Our portfolio is predominantly products are extended topicals or dermatology, respiratory, nasal, ophthalmic. We will continue to look at those types of product or other products that have significant barriers to entry like hormonal products or control drug narcotics for example or anything that is in the sustained release category. But those are the ones we are predominantly we will look at.

Final comment I want to make is relative to geography. We think that the pipeline of opportunities that we have with
Omega is very significant in terms of finding additional products, additional categories that we can Bolton to the
Omega business. The second part of your question, I think, was omeprazole, on the franchise we clearly are aware of some additional paragraph 4 filings on omeprazole. We are aware of it. We are working very closely with our partner Dexcel. We think we have a strong position. You probably have seen additional products that we have gotten approved in the omeprazole franchise everything from the WILDBERRY to the omeprazole magnesium. So we are very comfortable we have an understanding of what's happening there and what we will be looking out for the future in that category. Operator, next question.

Operator
Your next question is from the line of Douglas Tsao with Barclays.

<A - Joseph C. Papa>: Hi, Doug you there?

<A - Judy L. Brown>: We lost Doug.

Operator

Doug your line is open.

<A - Joseph C. Papa>: Hi, we can't hear you Doug, if you're there. Operator, let's come back to the question if there is another question.

Operator

Okay. Your next question is from the line of Linda Bolton Weiser with B. Riley.
<Q - Linda Bolton Weiser>: Hi. I know you spoke about a couple of the new product opportunities for 2016, but can you just remind us all in terms of the timing of the store brand Nexium product that you could potentially bring to market, when that would potentially be?

And then secondly, sorry if you said this already, but in terms of these operational cost savings and actions that you're taking were these things that you had planned anyways like this was kind something you had been thinking about and you just accelerated the action to do it?

And if there was anything that you kind of incrementally came up with I guess as part of this process. Maybe you could just explain kind of the background of how that -- your thinking on that side of it. Thanks.

<A - Joseph C. Papa>: Sure. So, I'll start with the Nexium comment and talk a little bit about our approach here in general and then Judy you may want to make some additional comments on the operational cost savings.

Number one, the store brand Nexium opportunity is at 2017 event. That is the expiration of the three years of expiration of market exclusivity we launched that in 2017. As to just a general comment on the operational savings that we've looked at and what we've done on cough, yes, it's something we've had in our minds for some time.

One of the things that, when the buffer came in from Mylan it put us into an offer period. That offer period means that you need to get the things that you're done expertized. That is what we have done but it's very difficult to get things expertized over 12 months. So we were not at a point where we could really talk about it until we just got here today, I think as Judy mentioned and I mentioned in my comment. So I think we felt today with the day that we could - we're almost essentially in 2016, now it's a day to really start talking about it.

<A>: Yeah. Talking in vague qualitative strokes about initiatives underway without putting dollars on them and attaching them to a guidance number or some framework that you can use in your modeling would, we believe, certainly have been perceived as wishy-washy. Initiatives underway, post Elan, establishment of a European global base, the acquisition of Omega.

We talked at length at the time of the acquisition of Omega about our - using that as our next ex-U.S. global geographic expansion base, leveraging our global supply chain, utilizing our Irish headquarters to pull our operations together and create a base. So we have been talking about these items for some time, we just have not quantified them. And as Joe just said, as we're now 10 weeks out from the end of the calendar year, we are now in a position to be able to both expertise or calendar 2016 and quantify for you to give you a solid framework of understanding our confidence in that year-over-year strong growth rate and why you should feel good about the 2016 numbers in the underlying initiatives that buttress this plan.

<A>: And I think the only thing I'd add to what Judy said. I think as Judy went through the numbers I think its very clear that if you start with $9.30 you add the share repurchase of approximately $0.15, you get to $9.45, and if you think about the run rate of what we said, it will be around the $9.83. And the fundamental question I think for the shareholders is where would you rather see that? Would you rather see that in a Perrigo PE multiple of ballpark 20 times or would you rather see it in a Mylan PE multiples of approximately 10 times. I think the answer to that is very clear that the Perrigo situation is a much better value creation for our shareholders.

<Q - Linda Bolton Weiser>: Thank you.

<A - Joseph C. Papa>: Thank you, Linda.

Operator

Your next question is from the line of Jami Rubin with Goldman Sachs.

<Q - Ariel Herman>: Hi. This is Ariel Herman on for Jami. Can you explain how you're thinking about the competitive landscape in Multiple Sclerosis related to your Tysabri royalty, and specifically in light of competition commercials you've drive?

And then with the generics business, for this year you had a benefit from generic AndroGel. So, how should we think about 2016? I know that you have a settlement for ProAir in the end of December. But are there any other bulkier items that we should think about for 2016?

And then just lastly quickly, is there any seasonality in the branded business of the Omega business that we should be aware of? Thank you.

<A - Joseph C. Papa>: Sure. Let me start with the MS one, then get the arch portfolio and then we get to branded. On the question of MS, we think we're in a great spot with Tysabri. We think Tysabri as a product is very important - in a very important position for the patients with MS and is in a highly effective category.

I believe that as additional parts come in with highly effective, what the reality is that patients will migrate more -
frequently more quickly to the highly effective products over time. I think we'll wait and see how the marketplace develops, but we do think that there is some important advances with this highly effective products versus the - what I would say the category is a product that patients usually start on today.

So we do think they're highly effective products, will take a bigger position as a general rule in the treatment of MS.
And clearly we are delighted to be working with Biogen who we think is a great partner for us.

On the question of the RX portfolio, I'm not going to go into all the specific products, but suffice to say, my comments from before, we think we have our best pipeline ever of new products. We will talk more about individual products as we get closer into January and February timeframe but the reality is its the portfolio we've ever had and we look forward to some additional new product launches.

You are correct that 2016 was favorably impacted by the equivalent of testosterone 1% and [indiscernible], but we've got a number of other new products that we'll be launching and gives us the confidence to talk about that 8% to 12% growth in our RX category. On the final point on the branded business, there is some seasonality to that business, it is our - effectively, on the calendar quarter, it is the quarter that is April, May and June is a stronger quarter and also the quarter that is, I would refer to it as October, November and December, will be the two stronger quarters as we get ready for either the summer season or the cough, cold, flu season. I think I answered all three of your questions.

Operator, if...

<A>: Summer season just being - just to clarify there are several products in the portfolio in Europe that are focused on weight loss and slimming, so think about it in terms of people getting ready for the summer beach season just to kind of put a clip on it.

<Q - Ariel Herman>: Great. Thank you.

<A>: Operator, we have time for maybe one more question.

Operator

Okay. And we have Douglas Fayo [ph] with Barclays.

<Q>: Hi. Good morning. Can you hear me now?

<A>: Yes, we can. Perfect.

<Q>: So just if you could, Judy, obviously, you ran through sort of some of the numbers in terms of lack of overlap through overlap with Mylan. I was just thought it would maybe helpful for you to sort of walk through some of the capabilities on the consumer health business that are distinct from sort of Mylan traditional behind that counter pharmacy first prescription generic business and some of the skill sets and things that are not necessarily very easily integrated?

<A>: I will start with that and then Judy please jump in. On the question of - I think this gets to a very fundamental question, which management team do you think can run the store brand business better Perrigo or Mylan?
Perrigo has a 128 history with this and so I think that definition answer the question. Having said that, let's talk about the differences. The first comment is that our products have to be math to customized. You have to make - for sure the right tablet, right bottle, right labeled, right cartoon goes to the right customer. And that's something that we do and we do very well.

No one has the capabilities in this business to do that like Perrigo does. I've had a chance to be in this business 32 years. I can tell you that I've just see a lot of pharmaceutical buildings, a lot of places that packaging and labeling no one has capabilities that Perrigo has and as evidenced by the fact that that's why we have the market share we have.

I think the second part of this is that we are the largest procurer of raw material for the over-the-counter products. We buy acetaminophen and we believe better than anyone in the world.

We buy aspirin better than anyone in the world. We buy ibuprofen better than anyone in the world. To suggest that because the company can do vertical integration they be able to make our raw materials that have better price point is not credible in the sense that they don't make those raw material. They don't make venison and they don't make ibuprofen, they don't make acetaminophen.

For that reason clearly we think we have much preferred position because we know how to run it, we know how to do mass customization, we make raw materials and/or procure raw materials from the best prices in the business relative to the -- because of the size of our business. So, for those reasons, we think we're the better team to run this business.

<A - Judy L. Brown>: Just to add the illustration and I know many people on the call have seen our presentation, dozens if not hundreds of times. We frequently talk about our business, our unique proposition as a three-legged stool. A three-legged stool cannot stand on one leg. We're pharmaceutical meets complex supply chain, meet fast-moving consumer goods. The fast-moving consumer goods mass customization, consumer promotional know-how falls away as an overlap.

And the supply chain, while certainly Mylan has a supply chain, they are not mass customized to fit the specific requirements that Joe was just discussing to be able to do different packages, different size, different end cap all customized and vendor-managed our behalf of our customers is dramatically different than the classic pharmaceutical model. So, I come back to a three-legged stool with one and a quarter legs cannot stand.

Joseph C. Papa
Thank you, Judy for those comments. Thank you again everyone for joining us and taking the time today to listen to our comments. We are very excited about the future and I think we laid out a program that we believe gives us a very bright future both in the near-term, the mid-term, and the long-term and we're excited to have a chance to share it with you today.

We'll look forward if you have additional questions, please get in touch with us, we'll be happy to try to continue to be out there and share with you our excitement for the future of the Perrigo Company. Thank you and have great day.

Operator

This concludes today's conference. You may now disconnect.
Forward-Looking Statements

Certain statements in this communication are forward-looking statements. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including future actions that may be taken by Mylan in furtherance of its unsolicited offer; the timing, amount and cost of share repurchases; and the ability to execute and achieve the desired benefits of announced initiatives. These and other important factors, including those discussed under “Risk Factors” in the Perrigo Company’s Form 10-K for the year ended June 27, 2015, as well as the Company’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this communication are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find it
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.